PRESS RELEASE

Attention Business/Financial Editors:

NOVAMERICAN REPORTS 22ND CONSECUTIVE PROFITABLE QUARTER

MONTREAL, June 25, 2003 - Novamerican Steel Inc. (NASDAQ: TONS) announced today its financial results for the second quarter ended May 31, 2003. (All amounts are in U.S. dollars).

SUMMARY OF FINANCIAL HIGHLIGHTS

(in thousands of U.S. dollars, except per share and tons data)

		QUARTER ENDED
	May 31, 2003	May 25, 2002	Change

Net sales	$130,242	$119,350	$10,892	9.1%
Gross margin	19.3%	24.5%	-5.2%	-21.1%
Net income	$1,868	$5,010	($3,142)	-62.7%
Net income per share	$0.19	$0.52	($0.33)	-63.5%

Tons sold	225,899	237,488	(11,589)	-4.9%
Tons processed	196,213	186,334	9,879	5.3%
	422,112	423,822	(1,710)	-0.4%

		SIX MONTHS ENDED
	May 31, 2003	May 25, 2002	Change

Net sales	$243,015	$217,039	$25,976	12.0%
Gross margin	19.7%	23.6%	-3.8%	-16.3%
Net income	$3,495	$6,549	($3,054)	-46.6%
Net income per share	$0.36	$0.68	($0.32)	-47.1%

Tons sold	418,978	433,619	(14,641)	-3.4%
Tons processed	412,785	330,037	82,748	25.1%
	831,763	763,656	68,107	8.9%

SECOND QUARTER RESULTS

Despite difficult market conditions, the Company achieved its 22nd consecutive profitable quarter.

Sales for the second quarter increased by $10.9 million, or 9.1%, to $130.2 million from $119.4 million for the same period in 2002.

Sales for the six months ended May 31, 2003 increased by $26.0 million, or 12.0%, to $243.0 million from $217.0 million in 2002.

Tons sold and processed in the second quarter of 2003 decreased by 1,710 tons, or 0.4%, to 422,112 tons from 423,822 in the second quarter of 2002.

Tons sold and processed for the six months ended May 31, 2003 increased by 68,107 tons, or 8.9%, to 831,763 tons from 763,656 tons in 2002.

The gross margin for the second quarter 2003 decreased to 19.3% from 24.5% in 2002.

The gross margin for the six months ended May 31, 2003 decreased to 19.7% from 23.6% in 2002.

Net income for the second quarter decreased by $3.1 million, or 62.7% to $1.9 million, or $0.19 per share,versus $5.0 million, or $0.52 per share, for the same period in 2002.

Net income for the six months ended May 31, 2003 decreased by $3.1 million, or 46.6%, to $3.5 million, or $0.36 per share, versus $6.5 million, or $0.68 per share for the first six months of 2002.

OPERATIONS

The second quarter proved to be difficult as downward price pressure adversely affected margins. Tons processed were up 5.3% due to relatively strong automotive demand while tons sold were off by 4.9% from the same period last year due to the absence of customer hedge buying which characterized the first six months of 2002. Lead times at North American steel mills remained short and many customers reduced inventories to minimum levels in an environment of weak demand.

OUTLOOK

Flatrolled steel prices appear to have bottomed in the second quarter. Third quarter price increases have been announced by most, if not all, North American steel mills and production cutbacks at some of the mills should bring the demand/supply equation into better balance. Demand in the United States is improving and the Company expects historically low interest rates, recent tax cuts and a weaker U.S. currency will continue to positively affect general manufacturing.

COMPANY DESCRIPTION

Novamerican Steel Inc., based in Montreal, Canada with thirteen operating locations in Canada and eleven operating locations in the United States, processes and distributes carbon steel, stainless steel and aluminum products, including carbon steel tubing for structural and automotive markets.

FORWARD-LOOKING (SAFE HARBOUR) STATEMENTS

Except for historical information contained herein, the matters set forth in this press release are forward-looking statements that involve risks and uncertainties including, but not limited to, product demand, competition, regulatory approvals, the effect of economic conditions and technological difficulties and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission.

CONTACTS

For further information: Christopher H. Pickwoad, CA, Chief Financial Officer, Novamerican Steel Inc. (514) 368-6455. Visit us at www.novamerican.com.

Conference call: Wednesday June 25, 2003 at 4:30 pm. Please call 514-368-6455 for details.

Novamerican Steel Inc. - Consolidated Financial Statements

(unaudited)

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

(in accordance with U.S. GAAP, in thousands of U.S. dollars, except per share and tons data)

	Three months ended		Six months ended
	May 31,	May 25,	May 31,	May 25,
	2003	2002	2003	2002
	$	$	$	$
Net sales	130,242	119,429	243,015	217,118
Cost of sales	105,050	90,194	195,063	165,992
Gross margin	25,192	29,235	47,952	51,126

Operating expenses
Plant	8,578	7,995	16,845	15,474
Delivery	4,582	4,453	8,445	8,251
Selling	2,901	2,928	5,734	5,676
Administrative and general	5,495	5,402	10,311	9,782
	21,556	20,778	41,335	39,183
Operating income	3,636	8,457	6,617	11,943

Interest expense	1,317	1,246	2,601	2,507
Share in income of joint ventures	(167)	(190)	(314)	(217)
	1,150	1,056	2,287	2,290
Income before income taxes and minority interest	2,486	7,401	4,330	9,653
Income taxes	618	2,418	834	3,104
Income before minority interest	1,868	4,982	3,496	6,549
Minority interest	-	27	-	-
Net income	1,868	5,010	3,496	6,549

Basic and diluted income per share	$0.19	$0.52	$0.36	$0.68

Weighted average number of shares outstanding	9,700,000	9,700,000	9,700,000	9,700,000

Comprehensive income
Net income	1,868	5,010	3,496	6,549
Change in cumulative translation adjustment	5,365	2,806	8,450	1,838
Change in unrealized loss on interest rate swap, net of deferred taxes	(100)	74	(275)	(21)
	7,134	7,890	11,672	8,366

Tons sold	225,899	237,488	418,978	433,619
Tons processed	196,213	186,334	412,785	330,037
	422,112	423,822	831,763	763,656

Novamerican Steel Inc. - Consolidated Financial Statements

(unaudited)

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(in accordance with U.S. GAAP, in thousands of U.S. dollars, except share data)
				Accumulated
				Other	Total
	Common Shares		Retained	Comprehensive	Shareholders'
	Number	Amount	Earnings	Income (Loss)	Equity
		$	$	$	$
Balance at November 30, 2002	9,700,000	28,404	98,789	(7,326)	119,867
Net income			3,496		3,496
Changes in cumulative translation adjustment				8,450	8,450
Change in unrealized loss on interest rate swap,
net of deferred taxes	-	-	-	(275)	(275)
Balance at May 31, 2003	9,700,000	28,404	102,285	849	131,538

Novamerican Steel Inc. - Consolidated Financial Statements

(unaudited)

CONSOLIDATED STATEMENT OF CASH FLOWS

(in accordance with U.S. GAAP, in thousands of U.S. dollars)
	Three months ended		Six months ended
	May 31,	May 25,	May 31,	May 25,
	2003	2002	2003	2002
	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	1,869	5,010	3,496	6,549
Adjustments to reconcile net income to net cash from
(used for) operating activities
Depreciation and amortization	1,711	1,510	3,356	3,001
Share in income of joint ventures	(167)	(190)	(314)	(217)
Deferred income taxes	(43)	56	(350)	237
Minority interest	-	(27)	-	-
Loss on disposal of property, plant and equipment	(3)	59	(7)	59
Changes in working capital
Accounts receivable	(2,816)	(10,218)	(2,886)	(10,264)
Income taxes receivable	(966)	-	(2,196)	-
Inventories	10,819	(6,563)	6,328	(7,440)
Prepaid expenses and other	171	(406)	(1,211)	(284)
Accounts payable and accrued liabilities	(2,754)	14,975	(6,560)	8,225
Income taxes payable	(128)	727	(3,908)	727
Net cash from (used for) operating activities	7,693	4,717	(4,252)	890
CASH FLOWS FROM INVESTING ACTIVITIES
Business acquisition	-	(2,088)	(2,278)	(2,088)
Investment in a joint venture	-	(550)	-	(1,000)
Additions to property, plant and equipment	(1,917)	(1,099)	(4,255)	(2,581)
Proceeds from disposal of property, plant and equipment	93	140	97	171
Other assets	-	3	(2)	29
Net cash used for investing activities	(1,824)	(3,594)	(6,438)	(5,469)
CASH FLOWS FROM FINANCING ACTIVITIES
Net decrease in bank indebtedness	788	(1,619)	14,216	(1,522)
Proceeds from long-term debt	(739)	3,365	553	3,812
Repayment on long-term debt	(6,174)	(2,199)	(7,944)	(3,509)
Net cash from (used for) financing activities	(6,125)	(453)	6,825	(1,219)

Effect of exchange rate changes on cash and cash equivalents	395	123	588	9
Net increase (decrease) in cash and cash equivalents	139	793	(3,277)	(5,789)
Cash and cash equivalents, beginning of period	4,174	3,952	7,590	10,534
Cash and cash equivalents, end of period	4,313	4,745	4,313	4,745

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	1,310	2,215	2,695	3,547
Income taxes paid	1,279	712	5,396	1,712

Novamerican Steel Inc. - Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

(in accordance with U.S. GAAP, in thousands of U.S. dollars)
	May 31,	May 25,	November 30,
	2003	2002	2002
	unaudited	unaudited	audited
	$	$	$
ASSETS
Current assets
Cash and cash equivalents	4,313	4,745	7,590
Accounts receivable	76,861	71,216	67,580
Income taxes receivable	2,028	-	-
Inventories	87,663	76,800	87,672
Prepaid expenses and other	2,049	1,779	784
Deferred income taxes	1,197	142	1,149
	174,111	154,682	164,775
Investments in joint ventures	11,765	10,568	11,451
Property, plant and equipment	87,350	74,369	81,290
Goodwill, net of accumulated amortization	12,629	12,582	12,420
Other assets	1,533	2,054	1,769
	287,388	254,255	271,705

LIABILITIES
Current liabilities
Current portion of long-term debt	6,349	5,065	7,472
Bank indebtedness	19,475	5,826	3,534
Accounts payable and accrued liabilities	60,265	62,988	63,254
Income taxes payable	-	727	3,710
	86,090	74,606	77,970
Long-term debt	57,506	63,251	62,067
Fair value of interest rate swap	2,976	1,240	2,289
Deferred income taxes	9,279	7,124	9,512
	155,850	146,221	151,838

SHAREHOLDERS' EQUITY
Share capital	28,404	28,404	28,404
Retained earnings	102,285	85,220	98,789
Accumulated other comprehensive income (loss)	849	(5,590)	(7,326)
	131,538	108,034	119,867
	287,388	254,255	271,705